Item 77H (Change in control of registrant)

Series 18- Eaton Vance International Small-Cap Fund
As of May 31, 2016, EVM owned as a result of various share purchases approximately 100% of the Fund's outstanding shares.


Series 19- Eaton Vance Focused International Opportunities Fund
As of May 31, 2016, EVM owned as a result of various share purchases approximately 99.9% of the Fund's outstanding shares.


Series 20- Eaton Vance Focused Global Opportunities Fund
As of May 31, 2016, EVM owned as a result of various share purchases approximately 99.4% of the Fund's outstanding shares.